Exhibit 99.8

NICE Actimize Introduces CDD-X, Modernizing KYC/CDD Programs with
Advanced Analytics and the Power of AI

The robust combination of AI technology, with NICE Actimize’s expertise in KYC/CDD, reduces customer review times by up to 70 percent and increases the accuracy of high-risk customer management

Hoboken, NJ, April 15, 2019 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management announces the launch of CDD-X, the next-generation Know Your Customer/Customer Due Diligence (KYC/CDD) solution. NICE Actimize CDD-X is the latest addition to the Actimize Autonomous AML solution set that leverages the power of artificial intelligence and machine learning to provide more accurate detection and customer risk scoring to reduce compliance risk. Significant reduction in operational costs are realized through the innovative use of visualization and purpose-built intelligent automation to streamline customer review times by up to 70 percent.

The Power of X-Sight AI
NICE Actimize CDD-X leverages the secure cloud-based analytics optimization service, X-Sight ActimizeWatch, to apply machine learning to enhance the accuracy of risk ratings using the collective intelligence of previous outcomes. New Predictive Risk Scoring analytics used in CDD-X lead to better high-risk customer management, enhanced due diligence (EDD), periodic review, and ongoing monitoring.

These analytics also streamline the onboarding process, critical for financial services organizations looking to grow their business, by reducing unnecessary customer friction while providing the opportunity for better business interaction with their customers. Managing analytics in the cloud introduces cost-predictability and reduces the spend previously required to optimize KYC-AML systems.

“NICE Actimize’s CDD-X is a game changer, helping organizations bring relief to what is currently a massive spend, while improving accuracy when assessing customer risk. A robust AML program starts with a strong KYC/CDD process,” said Craig Costigan, CEO, NICE Actimize. “Regulatory agencies across the globe are encouraging financial institutions to explore technology innovations incorporating AI and machine learning to improve their compliance programs, and CDD-X is a good place to start in any journey to stronger, more cost-effective AML compliance.”

Additional capabilities of the NICE Actimize CDD-X solution include:
•
Entity Insights – Provides a visual, holistic view of entity risk for faster, simpler and more precise resolution, offering massive efficiency gains for analyst teams. Analysts may lack a holistic customer view and incomplete data, which can lead to incorrect classification of the customer risk. Enhanced customer profiles in CDD-X present up-to-date information and risk factors, save time for the analysts, and offer easy to enhance entity and alert information for more up to date information such as Beneficial Ownership data.

•
Intelligent Automation – Infused with Actimize expertise, CDD-X includes embedded automation to streamline tasks related to ultimate beneficial ownership (UBO), adverse media, data flow with customer relationship management (CRM) systems, and more.

•
Data Source Library – By enabling a curated set of pre-built connectors, CDD-X leverages 3rdparty risk factors to increase the accuracy of customer risk ratings during onboarding and ongoing monitoring to provide more intelligence to analysts. Additionally, the pre-built connectors make integration simple where data acquisition and aggregation has traditionally been difficult.

“Increased speed and efficiency in KYC-CDD is sorely needed to reduce the operational burden of compliance and to support the faster pace of digital financial services. Just in time, next generation technologies like intelligent automation are streamlining resource intensive KYC processes and bringing them into the digital age,” said Neil Katkov, PhD, Head of Risk, at research and advisory firm Celent.

NICE Actimize Autonomous Anti-Money Laundering Suite
NICE Actimize’s Autonomous AML modernizes AML programs through a unique combination of AI, machine learning, domain expertise, Intelligent Automation and visual storytelling to better combat money-laundering and terrorist financing. It keeps programs up-to-date with regulatory compliance while creating a single integrated view of the customer. In addition to CDD-X, the suite includes solutions for Suspicious Activity Monitoring, Watch List Filtering, Suspicious Transaction Activity Reporting (STAR), Currency Transaction Reporting (CTR) and X-Sight ActimizeWatch, secure cloud-based managed analytics service that delivers laser-sharp financial crime detection by actively monitoring analytics performance.

For more information:
•	On NICE Actimize’s CDD-X Solution e-book, please click here.
•	On NICE Actimize’s CDD-X Solution brochure, please click here.
•	To register for NICE Actimize’s upcoming May 21 webinar, “A Powerful AML Program Starts with the New CDD-X,” please click here.
•	On NICE Actimize Autonomous Financial Crime Management (AFCM), please click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. https://www.nice.com.

Corporate Media Contact
Cindy Morgan-Olson, 551-256-5202, cindy.morgan-olson@niceactimize.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law